June 5, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:      Craig Wilson, Sr. Asst. Chief Accountant
Mail Stop 4561

Re:    FalconStor Software, Inc.
  Form 10-K for Fiscal Year Ended December 31, 2008
  Filed March 12, 2009
  Form 8-K Filed February 5, 2009
  (file no. 000-23970)
  June 2, 2009 Additional Comments

Mr. Wilson:

Attached please find FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) responses to your correspondence, dated June 2, 2009. As requested, we provided additional details and supplemental information as necessary, to explain the nature of our disclosures relating to the above referenced 2008 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 12, 2009 and Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009. This letter is being filed in response to each of the comments set forth in your letter.

 For your convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Major Customers, page 12

Comment 1:  We note your response to prior comment 1. For customers that account for 10% or more of your revenues in a fiscal year, you should provide a description of your contractual arrangements with such customers which includes the material terms of your contracts, such as payment provisions, exclusivity provisions, duration and termination provisions. Please confirm that you will provide such disclosure in future filings, as appropriate. Also, we note your statement that you do not believe that your contracts with EMC Corporation and Sun Microsystems need to be filed as exhibits because “the contracts are such that ordinarily accompanies the kind of business conducted by FalconStor.” Please note that Item 601(b)(10)(ii)(B) of Regulation S-K requires that a contract made in the ordinary course of business be filed as an exhibit if the registrant is substantially dependent upon the contract. Please tell us why you believe that you are not substantially dependent on your agreements with EMC Corporation and Sun Microsystems.

Response:

FalconStor confirms that in future filings it will provide a description of its contractual arrangements with any customers that account for 10% or more of its revenues for any fiscal year.

Securities and Exchange Commission	2	6/5/2009

The Staff is respectfully advised that we do not believe the contracts with EMC Corporation (“EMC”) and Sun Microsystems (“Sun”) need to be filed as exhibits.  In contrast to Item 101(c) (vii) of Regulation S-K which typically requires disclosure of any customer if sales to that customer equal 10 percent or more of the registrant’s consolidated revenues, there is no revenue percentage threshold for filing exhibits in Item 601(b)(10)(ii)(B). FalconStor’s business is not substantially dependent on the contracts with either EMC or Sun because neither contract is a “continuing contract[] to sell the major part of  [FalconStor]’s products or services . . . .”  See Item 601(b)(10)(ii)(B) of Regulation S-K.  Under both contracts, EMC and Sun have the sole discretion to decide whether to purchase any software licenses. Neither contract contains any commitment or minimum purchase by either EMC or Sun, and their software license purchases have fluctuated, frequently significantly, over the terms of their respective contracts. Moreover, even if it is assumed that these contracts technically must be filed under Item 601(b)(10)(ii)(B), Item 601(b)(10)(ii) states that if a contract falls into such category, it need not be filed if it is immaterial in amount or significance.  Given that neither contract contains any commitment or minimum purchase by either EMC or Sun, we do not believe the filing of such contracts would have significance to an investor or shareholder of our Company, particularly since the Company’s future filings will include a description of our contractual arrangements with any customer that accounts for 10% or more of our revenues for any fiscal year.

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations – For the Year Ended December 31, 2008 Compared with December 31, 2007

Revenues

Software License Revenues, page 34

Comment 2:  We note your response to prior comment 2 does not appear to address how you considered quantifying the impact of each factor that contributes to material changes in your result of operations.  Please confirm that in future filings you will quantify such factors to the extent possible.

 Response:  FalconStor confirms that in future filings it will quantify the impact of each factor that contributes to material changes in the results of operations to the extent possible.

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber
Chief Financial Officer
FalconStor Software, Inc